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1/10/2005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15900

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/03 (MM/DD/YY) AND ENDING 10/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Fred Alger & Company, Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Montgomery Street
(No. and Street)

Jersey City	New Jersey	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Kincel (201) 547-3600
(Area Code — Telephone No.)

RECD S.E.C.
DEC 22 2004
516

PROCESSED
JAN 11 2005
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Robert Kincel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fred Alger & Company, Incorporated and Subsidiary, as of October 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA C. MARTIN-HART
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires July 21, 2008

Barbara C. Martin-Hart
Notary Public

Robert Kincel
Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Statement Regarding the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

Board of Directors
Fred Alger & Company, Incorporated
Jersey City, New Jersey

We have audited the accompanying consolidated statement of financial condition of Fred Alger & Company, Incorporated and its Subsidiary, ("Company"), a wholly-owned subsidiary of Alger Associates, Inc., as of October 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 9, the Company has received inquiries regarding mutual fund market timing and late trading practices from several regulators. The Company is unable to estimate the impact, if any, that the outcome of these investigations may have on the Company's results of operations or financial condition.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Fred Alger & Company, Incorporated and its Subsidiary at October 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

December 20, 2004

Fred Alger & Company, Incorporated and Subsidiary

Consolidated Statement of Financial Condition

October 31, 2004

Assets	
Cash	$ 4,876,730
Cash and security segregated under Federal and other regulations (Note 1)	1,698,188
Deposits with clearing organizations	4,106,120
Fail to deliver	1,502,753
Receivable from customers	8,322
Receivable from noncustomers	234,325
Management fees receivable (Note 2(b))	5,824,825
Securities owned, at market (Note 3)	131,485,935
Loan receivable from affiliate (Note 2(c))	2,000,000
Due from Parent (Note 6)	1,387,802
Receivables from affiliates (Note 2(b))	1,533,700
Exchange memberships, at cost (last reported sales prices $1,120,000)	96,250
Property and equipment, net (Note 4)	10,781,299
Deferred taxes	1,804,104
Prepaid expenses and other assets	5,535,030
	$ 172,875,383
Liabilities and Stockholder's Equity	
Liabilities:	
Payable to customers	$ 1,629,521
Accrued expenses and other liabilities	14,622,931
Total liabilities	16,252,452
Commitments and contingency (Notes 1, 5, 7, 8 and 9)	
Stockholder's equity:	
11% Series A cumulative preferred stock, $100 par value - 5,000 shares authorized; 1,370 shares issued and no shares outstanding	137,000
Voting common stock, $.10 par value - 1,000 shares authorized; 113.027 shares issued; 105.725 shares outstanding	11
Nonvoting common stock, $.10 par value - 1,000 shares authorized and no shares issued or outstanding	-
Additional paid-in capital	20,272,997
Retained earnings	136,378,989
Less: Treasury stock, at cost; 7.302 common shares and 1,370 Series A cumulative preferred shares	(166,066)
Total stockholder's equity	156,622,931
	$ 172,875,383

See accompanying summary of business and significant accounting policies and notes to consolidated statement of financial condition.

Summary of Business and Significant Accounting Policies

Organization and Principles of Consolidation

Fred Alger & Company, Incorporated ("Company") is a wholly-owned subsidiary of Alger Associates, Inc. ("Parent"). The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Fred Alger Management, Inc. ("Subsidiary"). Significant intercompany balances and transactions have been eliminated in consolidation.

Business

The Company is a broker/dealer in securities registered with the Securities and Exchange Commission ("SEC") under the Securities and Exchange Act of 1934, and is a member of various exchanges and the National Association of Securities Dealers ("NASD"). Its Subsidiary is registered under the Investment Advisers Act of 1940. The Company effects transactions principally for the Parent, itself and customers of the Subsidiary.

Securities Transactions

Securities transactions and related expenses in the Company's investment accounts are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Unrealized gains and losses are included in net losses on investments in securities. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Dividends are recorded on the ex-dividend date and interest is accrued to the end of the year.

Receivable from and Payable to Customers

Receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

Management Fees

Management fees are received monthly and quarterly, but are recognized as earned on a pro rata basis based on the terms of the customer agreements.

Summary of Business and Significant Accounting Policies

Concentrations of Credit Risk

The Company and its Subsidiary are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company and its Subsidiary may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's and its Subsidiary's policy to review, as necessary, the credit standing of each counterparty.

Income Taxes

The Company files its Federal and certain state and local income tax returns as a member of a consolidated group consisting of its parent, Alger Associates, Inc. ("Parent"), and the Parent's wholly-owned subsidiaries. Federal, state, and local income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax expense or benefit is either remitted to or received from the Parent. The amount of deferred taxes is recognized as of the date of the statement of financial condition, utilizing enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of any change in the tax rate is recognized in income in the period that includes the enactment date of such change. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Use of Estimates

The preparation of a statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts therein. Actual results could differ from those estimates.

1. Funds Segregated Under Federal and Other Regulations

Cash of $701,000 and a security with a market value of $997,188 have been segregated in special reserve accounts for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

2. Related Party Transactions

(a) During the year ended October 31, 2004, the Subsidiary received approximately $204,000 from the Parent for investment advisory fees for services rendered to the Parent and its subsidiaries.

(b) The Subsidiary is the investment advisor to six registered investment companies: The Alger Fund, The Alger American Fund, Castle Convertible Fund, Inc., Spectra Fund, The U.S. China Growth Fund and The Alger Institutional Fund (collectively "Funds"). Certain trustees, directors and officers of the Funds are directors and officers of the Company.

At October 31, 2004, management fees receivable from the Funds for services rendered by the Subsidiary amounted to approximately $4,206,000. Amounts due from the Funds for Mutual Fund Fees at October 31, 2004 have been recorded as receivables from affiliates. The Company earns fees derived from the distribution of the Funds in conjunction with a distribution plan under Rule 12b-1 of the Investment Company Act of 1940 ("12b-1 fees"), shareholder servicing fees, and contingent deferred sales charges (collectively "Mutual Fund Fees") from the Funds. At October 31, 2004, $1,500,000 of these Mutual Fund Fees are included in receivable from affiliates.

(c) The Company has a loan receivable from an affiliate at October 31, 2004 in the amount of $2,000,000. The loan is for a period of ten years and bears interest at 5% per annum.

(d) At October 31, 2004, included in prepaid expenses and other assets, the Company has mortgage loans receivable from an officer totaling approximately $3,090,000. The loans bear interest ranging from 1.6% to 5% and are due through July 1, 2027. The loans are secured by residential real estate.

3. Securities Owned at Market

At October 31, 2004, securities owned at market:

Mutual funds	$ 65,214,165
Corporate bonds	38,878,733
U.S. Government agency bonds	14,334,309
Money market funds	12,755,476
Preferred stock	299,952
Warrants	3,300
	$131,485,935

The Company and Subsidiary own mutual fund and money market shares of The Alger Fund, The Alger American Fund, The Alger Institutional Fund, The U.S. China Growth Fund, common stock of Castle Convertible Fund, Inc. and Spectra Fund, related entities, having market values at October 31, 2004 of approximately $32,650,000, $1,246,000, $2,905,000, $11,098,000, $1,645,000, and $15,229,000, respectively, which are included in securities owned on the consolidated statement of financial condition.

4. Property and Equipment, Net

Property and equipment, net:

October 31, 2004

	Useful lives	Amount
Leasehold improvements	3-7 years	$ 8,028,227
Office machines	5 years	3,727,974
Furniture and fixtures	7 years	3,164,878
Computer software	5 years	1,606,848
		16,527,927
Less: Accumulated depreciation and amortization		5,746,628
		$10,781,299

5. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of October 31, 2004, the Company had regulatory net capital of approximately $102,926,000 and a regulatory net capital requirement of $318,681. The Company's regulatory net capital ratio was .05 to 1.

6. Income Taxes

The provision for Federal income taxes represents the Company's share of Federal income taxes allocated under a tax-sharing agreement with other members of a consolidated group. The amount due from Parent represents the excess payments made by the Company on behalf of its affiliates less the Company's allocated share of current Federal and certain state and local income tax expenses. The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. Statutory Federal income tax rate to pre-tax income primarily due to state and local income taxes and the reallocation of certain expenses under this tax-sharing agreement.

7. Pension and Profit Sharing Plans

The Company sponsors a noncontributory, defined contribution, money purchase pension plan and a discretionary profit sharing plan. Each plan includes all officers and full-time employees who began employment prior to a plan entry date. These plans were frozen in 1993 and contributions have ceased.

The Company also sponsors a contributory 401(k) plan. This plan includes all officers and full-time employees. The Company makes contributions to the plan equal to 100% of the amount contributed by the employee. The Company's practice is to fund its obligation under the plan currently.

8. Lease Commitments

Minimum annual rentals for office space under noncancelable operating leases approximate:

Year ending October 31,	
2005	$2,971,000
2006	3,054,000
2007	2,657,000
2008	2,517,000
2009	2,517,000
Thereafter	6,579,000

Leases contain provisions for escalation based upon certain increases in costs incurred by the lessor.

9. Regulatory Matters and Litigation

The Subsidiary has been responding to inquiries, document requests and/or subpoenas from regulatory authorities, including the United States Securities and Exchange Commission ("SEC"), the Office of the New York State Attorney General, and the Attorney General of New Jersey, in connection with their investigation of practices in the mutual fund industry identified as "market timing" and "late trading." The Subsidiary has assured the boards of the Funds that if it is determined that improper trading practices in the Funds detrimentally affected their performance, the Subsidiary will make appropriate restitution. At the present time, the Subsidiary is unable to estimate the impact, if any, that the outcome of these investigations may have on the results of operations or financial condition of the Subsidiary.

Certain civil actions have developed out of these regulatory investigations. Several purported class actions and shareholder derivative suits have been filed against various parties, including, depending on the lawsuit, the Subsidiary, certain of the Funds, and certain current and former trustees and officers of the Funds, alleging wrongful market-timing and late-trading activities. These cases have been transferred to the U.S. District Court of Maryland by the Judicial Panel on Multidistrict Litigation for consolidated pre-trial proceedings. On September 29, 2004, consolidated amended complaints involving these cases — a Consolidated Amended Fund Derivative Complaint (the "Derivative Complaint") and two substantially identical Consolidated Amended Class Action Complaints (together, the "Class Action Complaint") — were filed in the Maryland federal district court under the caption number 1:04-MD-15863 (JFM).

The Derivative Complaint, brought on behalf of the Funds, alleges (i) violations, by the Subsidiary and, depending on the specific offense alleged, by the Company and/or the fund trustee defendants, of Sections 36(a), 36(b), 47, and 48 of the Investment Company Act of 1940 and of Sections 206 and 215 of the Investment Advisers Act of 1940, breach of fiduciary duty, and breach of contract, (ii) various offenses by other, unrelated, third-party defendants, and (iii) unjust enrichment by all the named defendants, all by virtue of the alleged wrongful market-timing and late-trading activities. The complaint seeks, among other things, removal of the trustee defendants and of the Subsidiary, certain rescissory relief, disgorgement of management fees and allegedly unlawful profits, compensatory and punitive monetary damages, and plaintiffs' fees and expenses (including attorney and expert fees). The Class Action Complaint names the Alger-related defendants named in the Derivative Complaint as well as certain defendants not named in the Derivative Complaint, including certain entities affiliated with the Subsidiary, certain of the Funds, and certain additional former trustees and a former officer of the defendant Funds. It alleges, on the basis of factual allegations similar to those of the Derivative Complaint with respect to the Alger defendants,

(i) offenses by Alger defendants similar to those alleged in the Derivative Complaint, (ii) violations, by the Subsidiary, the Company, their affiliates, the Funds named as defendants, and the current and former fund trustees and officers, of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933, Sections 10(b) (and Rule 10b-5 thereunder) and 20(a) of the Securities Exchange Act of 1934, and Section 34(b) of the Investment Company Act of 1940, (iii) breach of contract by the Funds named as defendants, and (iv) unjust enrichment by all of the named defendants. It seeks relief similar to that sought in the Derivative Complaint.

The Company does not believe that the foregoing lawsuits will materially affect the Subsidiary's ability to perform its management contracts with any of the funds that it manages, and the Company believes that it will not be materially adversely affected by the pending lawsuits.